Filed by Midatech Pharma PLC

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Commission File No.:

Subject Company: DARA BioSciences, Inc.

Commission File No.: 000-23776

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN OR INTO OR FROM THE UNITED STATES OR ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF SUCH JURISDICTION

Midatech Pharma PLC

(“Midatech”, the “Company” or the “Group”)

Proposed Acquisition of DARA BioSciences, Inc.

Midatech Obtains Oncology-Focused Commercial Platform and Products in the US via Proposed All-Stock Transaction plus CVR

Oxford, UK, 4 June 2015 – Midatech (AIM: MTPH), the international specialty pharmaceutical company with a diversified portfolio of high-value products in development, today announces the proposed acquisition of DARA BioSciences, Inc. (“DARA”) (NASDAQ: DARA), an oncology supportive care pharmaceutical company (the “Acquisition”). Midatech will issue approximately 5.4 million new ordinary shares in exchange for the outstanding shares of DARA, representing an initial consideration of approximately US$24.0 million (£15.8 million) based on a Midatech share price of 291 pence, subject to certain adjustments. In addition, DARA shareholders will receive contingent value rights (“CVRs”) to conditional cash payments of a maximum of US$5.7 million (£3.8 million) in aggregate based on the performance of certain DARA products, representing a total consideration of up to approximately US$29.7 million (£19.5 million).

Acquisition Highlights:

•	Excellent strategic fit; strengthens Midatech’s franchise in oncology with immediate access to revenue generating product portfolio in cancer supportive care with multiple growth catalysts

•	Provides Midatech with an established commercial platform in the US, which will enable the Group to distribute, market and sell its self-developed products, including Q-Octreo, in the world’s largest and most profitable pharmaceutical market

•	Accelerates the transition towards a leading specialty pharmaceutical company

•	Acquisition expected to generate positive cash flows from early 2018

•	Completion anticipated in H2 2015

•	Conference call for investors and analysts today (full details below).

Principal Terms of the Acquisition

Pursuant to the terms of an acquisition agreement and plan of merger subject to the laws of the State of Delaware (the “Acquisition Agreement”), unanimously approved by each party’s Board of Directors, each share of DARA issued and held as at the date immediately prior to the Acquisition becoming effective will be converted into the right to receive: (i) the equivalent of 0.272 new shares of Midatech (subject to certain adjustments described in more detail below); and (ii) one CVR.

At the current exchange ratio, Midatech will issue approximately 5.4 million new ordinary shares of 0.005 pence each in the share capital of Midatech (“Ordinary Shares”) via American Depositary Receipts (“ADR“s) and current DARA shareholders would own approximately 16 per cent of the enlarged group following completion of the Acquisition. This represents approximately US$1.20 per DARA share, a premium of 50.8 per cent. over the DARA closing share price of US$0.796 on 3 June 2015 and a premium of 55.6 per cent. over the last 30 day volume weighted average DARA closing share price of US$0.771.

Each DARA shareholder will receive one CVR per share of DARA common stock held, representing a right to additional contingent cash payments in the event that certain sales milestones with respect to DARA products Gelclair® and Oravig® are met. A maximum aggregate value of US$5.7 million (£3.8 million) in cash will become due and payable to the CVR holders over the DARA financial periods arising in 2017 and 2018 if such milestones are met, and which shall be financed from the gross profits of DARA in respect of such sales.

The share exchange ratio is subject to adjustment, and will be determined based on the volume-weighted average price of the Ordinary Shares on the AIM Market of the London Stock Exchange (“AIM”) over the 15 day period ending on the business day immediately prior to the Acquisition becoming effective. The exchange ratio is subject to an implied acquisition price range of $1.08 to $1.32 per DARA share and will be adjusted for movements outside this range, subject to a maximum exchange ratio of 0.306 and a minimum of 0.249.

Option holders who do not exercise their securities prior to the closing and warrant holders are expected to receive options and warrants in Midatech shares in due course, subject to the terms of the Acquisition Agreement and relevant plans or agreements. In addition, warrant holders will receive a CVR if and when exercised.

Application is expected to be made at the time of completion of the Acquisition to the London Stock Exchange for the new Ordinary Shares in respect of the Acquisition to be admitted to trading on AIM and which are to be issued to DARA shareholders by means of the issue of a proportionate number of ADRs expected to be admitted to trading on the NASDAQ Stock Market LLC trading platform (“NASDAQ”). The new Ordinary Shares will rank pari passu with the existing Ordinary Shares.

The Acquisition is subject to customary closing conditions including, among other things, approval of the transaction by stockholders of DARA and the listing of Midatech’s ADRs on NASDAQ. The Acquisition is expected to close in the second half of 2015.

Strategic Rationale for the Acquisition

The Acquisition accelerates Midatech’s transition to an oncology-focused specialty pharma company and is in line with its strategy, as outlined at the time of its initial public offering on AIM in December 2014, of generating growth through strategic acquisitions of complementary products and preparing for product launches out of its core nanotechnologies.

Through the Acquisition, Midatech acquires a commercial foothold with a national field sales organisation, a managed markets presence, an integrated and national distribution network and established marketing capabilities to leverage the attractive U.S. market. The Acquisition internationally diversifies Midatech’s business into the US by adding a differentiated and attractive portfolio of oncology supportive care products, including:

•	Gelclair®, an oral gel indicated for the management and relief of pain due to oral mucositis and other oral lesions that can occur with common cancer treatments;

•	Oravig®, an orally-dissolving buccal tablet indicated for the local treatment of oropharyngeal candidiasis in adults scheduled for launch in Q4 2015;

•	Soltamox®, the only liquid form of tamoxifen, is indicated for the treatment of metastatic breast cancer, the adjuvant treatment of node-positive breast cancer in premenopausal women, the reduction in risk of invasive breast cancer in women with ductal carcinoma in situ (DCIS), and for the reduction of the incidence of breast cancer in women at high risk for breast cancer; and

•	Co-marketed products with Mission Pharmacal: Ferralet® 90 (for anaemia), and Aquoral® (for chemotherapy/radiation therapy-induced dry mouth).

The combination of Midatech and DARA (the “Enlarged Group”) will be under the leadership of the existing Midatech management team and Board of Directors, who have excellent senior executive track records in the global pharmaceutical and biotech industry. DARA’s management team, including Chris Clement, current President and Chief Executive Officer of DARA, will continue with the surviving corporation to ensure the continued success of the Enlarged Group.

Commenting on the announcement, Midatech’s Chief Executive Officer, Dr. Jim Phillips, said: “The acquisition of DARA provides Midatech with access to an impressive portfolio of products and the potential for a fast-growth revenue stream in our target therapeutic area of oncology. This acquisition also provides us with a commercial footprint in the US, from which we can launch our own products and thus retain more value. I am pleased to be delivering such scale and growth catalysts to Midatech as defined in the strategy at the time of our IPO in December. I look forward to working with our expanded team as we welcome DARA staff to Midatech.”

Further details of DARA

•	DARA had revenue of approximately US$1.9 million and loss before tax of approximately US$9.2 million for the year ended 31 December 2014

•	DARA had net assets of approximately US$13.9 million as at 31 December 2014 including cash and cash equivalents of approximately US$12.0 million

•	As at 31 December 2014, DARA had the equivalent of 15 full time employees

•	As at 31 March 2015, DARA had cash and cash equivalents of US$9.8 million

Advisers

Torreya Partners served as financial adviser to Midatech on the Acquisition and Brown Rudnick LLP in the United States and in the United Kingdom served as the Company’s legal adviser. Aquilo Partners, L.P. served as financial adviser to DARA and K&L Gates LLP served as its legal adviser.

Investor Call Information

Midatech’s management team will hold an investor conference call and webcast this morning at 10:30am GMT to discuss the Acquisition. To participate in the conference call, please use the following dial-in:

UK	+44 1452 555 566
USA	+1 866 966 9439
Conference ID:	59779124

The call will be recorded and available for replay until 2 July 2015, using the following dial-in:

UK	+44 1452 550 000
USA	+1 866 247 4222
Conference ID:	59779124

Disclaimer

Neither this announcement, the publication in which it is contained nor any copy of it may be made or transmitted into the United States of America (including its territories or possessions, any state of the United States of America and the District of Columbia) (the “United States”). Neither this announcement, nor any copy of it may be taken, transmitted or distributed, directly or indirectly, into Australia, New Zealand, South Africa, Japan, Canada or Switzerland or any jurisdiction where to do so would constitute a violation of the relevant laws of such jurisdiction. Any failure to comply with this restriction may constitute a violation of securities law in those jurisdictions. The distribution of this announcement in other jurisdictions may also be restricted by law and persons into whose possession this announcement comes should inform themselves about, and observe, any such restrictions.

This announcement does not itself constitute or form part of any offer or invitation to sell or issue, or any solicitation of any offer to purchase or subscribe for any shares or any other securities in Midatech Pharma PLC nor shall it (or any part of it) or the fact of its distribution, form the basis of, or be relied on in connection with, any contract therefore. The distribution of this announcement in certain jurisdictions may be restricted by law and persons into whose possession any document or other information referred to in this announcement, comes should inform themselves about, and observe, any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

In particular, this announcement does not itself constitute an offer for sale of, or a solicitation to purchase or subscribe for, any securities of Midatech Pharma PLC in the United States or an advertisement for the same. There will be no public offering of such securities in the United States.

Investors should not make any investment decision regarding any transferable securities to which this announcement relates except on the basis of information to be contained in the public documentation to be published in due course in connection with the Acquisition.

Nothing in this announcement is intended, or is to be construed, as a profit forecast or to be interpreted to mean that earnings per Midatech ordinary share or per DARA share either for the current or future financial years (or that of the Englarged Group) will match or exceed the historical published earnings of Midatech or DARA whether combined or otherwise.

Forward Looking Statements

Certain statements in this press release may constitute “forward-looking statements” within the meaning of legislation in the United Kingdom and/or United States. Such forward-looking statements include, but are not limited to, statements regarding the expected completion of the Acquisition, any expected free cash flow generation, any expected NASDAQ listing, any market and growth opportunities, the amount of anticipated cost synergies and other benefits associated with the Acquisition and other statements that are not historical fact.

Any forward-looking statements are based on currently available competitive, financial and economic data together with management’s views and assumptions regarding future events and business performance as of the time the statements are made and are subject to risks and uncertainties. We wish to caution you that there are some known and unknown factors that could cause actual results to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements, including but not limited to uncertainties as to how DARA stockholders may vote in respect to the merger proposal, the possibility that competing offers may be made, the possibility that various closing conditions for the Acquisition may not be satisfied or waived, operational challenges in achieving strategic objectives and executing plans, the risk that markets do not evolve as anticipated, the potential impact of the general economic conditions and competition in the industry.

Reference should be made to those documents that Midatech and DARA shall file from time to time or announcements that may be made by Midatech and/or DARA, in the case of Midatech, in accordance with the London Stock Exchange AIM Rules for Companies (“AIM Rules”) and the Disclosure and Transparency Rules (“DTRs”) and in the case of DARA the US Securities and Exchange Commission (“SEC”), including the section titled “Risk Factors” of DARA’s most recent Annual Report filed on Form 10-K and Quarterly Reports on Form 10-Q. This is in addition to the proxy statement/prospectus (referred to below) to be filed by Midatech and DARA, which shall contain and identify other important factors that could cause actual results to differ materially from those contained in any projections or forward-looking statements. These forward-looking statements speak only as of the date of this announcement. All subsequent written and oral forward-looking statements by or concerning Midatech or DARA are expressly qualified in their entirety by the cautionary statements above. Except as may be required under the AIM Rules or the DTRs or by relevant law in the UK or the US, Midatech and DARA do not undertake any obligation to publicly update or revise any forward-looking statements because of new information, future events or otherwise arising.

Additional Information and Where to Find It

In connection with the proposed transaction, Midatech will file with the SEC a Registration Statement on Form F-4, which will include the proxy statement of DARA and that also constitutes a prospectus of Midatech under SEC filing rules (the “proxy statement/prospectus”). INVESTORS ARE URGED TO READ THESE MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT MIDATECH, DARA AND THE ACQUISITION.

This announcement has been prepared in accordance with English law, the AIM Rules and the DTRs and accordingly information disclosed in this announcement may not be the same as that which would have been prepared in accordance with the laws of any jurisdiction outside of the United Kingdom.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction

Participants in the Solicitation

Midatech, DARA and their respective executive officers and directors may be deemed to be participating in the solicitation of proxies from DARA security holders in connection with the transactions contemplated by the proposed proxy statement/prospectus. Information regarding the persons who are, under the rules of the SEC, participants in the solicitation of security holders of DARA in connection with the proposed transaction, including a description of their direct and indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus when it is filed with the SEC. Information regarding DARA’s directors and executive officers is contained in DARA’s Annual Report on Form 10-K for the year ended December 31, 2014 which is filed with the SEC and is available free of charge.

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THE FOLLOWING INFORMATION IS INCLUDED FOR UNITED STATES SECURITIES AND EXCHANGE COMMISSION FILING PURPOSES ONLY, AND IS NOT INCLUDED IN ANY RELEASE, PUBLICATION OR DISTRIBUTION MADE OUTSIDE OF THE UNITED STATES:

The proxy statement/prospectus and certain other relevant materials (when they become available) and any other documents filed by Midatech or DARA with the SEC may be obtained free of charge at the SEC’s website at http://www.sec.gov. In addition, investors may obtain free copies of the documents filed with the SEC (i) by contacting Merlin’s Investor Relations at Midatech@Consillium-comms.com or +44 020 370 95700 (for documents filed with the SEC by Merlin); or (ii) by contacting DARA’s Investor Relations at (312) 553-6730 or by accessing DARA’s investor relations website at www.darabio.com.

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For more information, please contact:

Midatech Pharma PLC

Jim Phillips, CEO

Tel: +44 (0)1235 841575

www.midatechpharma.com

Panmure Gordon (UK) Limited (Nominated Adviser and Broker)

Corporate Finance

Freddy Crossley / Adam James / Atholl Tweedie / Duncan Monteith

Broking

Tom Salvesen

Tel: +44 (0)20 7886 2500

Toreya Partners

Stephanie Léouzon / Kelly Curtin

Tel: +44 (0)20 7451 4550

Consilium Strategic Communications (Financial PR)

Mary Jane Elliott / Ivar Milligan / Matthew Neal / Hendrik Thys

Tel: +44 (0)20 3709 5700

Email: midatech@consilium-comms.com

About Midatech:

Midatech is a nanomedicine company focused on the development and commercialisation of multiple, high-value, targeted therapies for major diseases with unmet medical need. These diseases include diabetes, rare cancers including brain (glioblastoma), ovarian, liver and pancreatic cancer and neurological/ophthalmologic conditions.

Midatech’s strategy is to develop its products in-house in rare cancers and with partners in other indications, and to accelerate growth of its business through strategic acquisition of complementary products and technologies.

All of Midatech’s product candidates derive from its two multi-applicable platform technologies that can be used alone or in combination to enable the targeted delivery (‘right place’) and controlled release (‘right time’) of existing drugs. These technologies are provided through its wholly-owned subsidiaries, Midatech and Q-Chip (acquired in 2014).

Midatech’s core platform is a drug conjugate delivery system based on a patented form of gold nanoparticles (GNP) combined with existing drugs for the safe and targeted release of therapeutic payloads at specific organs, cells or sites of disease.

The Group’s second platform is a sustained release technology acquired with Q Chip that involves the consistent and precise encapsulation of active drug compounds within polymer microspheres enabling their release into the body in a highly controlled manner over a prolonged period of time.

The Group is headquartered near Oxford, UK, with a nanoparticle manufacturing operation in Bilbao, Spain and an R&D facility in Cardiff, UK.

About DARA:

DARA of Raleigh, North Carolina, is an oncology supportive care pharmaceutical company dedicated to providing healthcare professionals a synergistic portfolio of medicines to help cancer patients adhere to their therapy and manage side effects arising from their cancer treatments. DARA holds exclusive U.S. marketing rights to Soltamox® (tamoxifen citrate) oral solution, Gelclair® oral rinse gel, and Oravig®(miconazole) DARA licensed the U.S. rights to Soltamox® from UK-based Rosemont Pharmaceuticals, Ltd, a UK based manufacturer and a subsidiary of Perrigo Company plc, Gelclair® from the Helsinn Group in Switzerland, and Oravig® from Onxeo S.A. in France.